EXHIBIT 99.05

Chunghwa Telecom

October 11, 2017

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of September 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
Sep.	Net sales	19,432,246	20,154,127	(-)721,881	(-)3.58%

Jan.-Sep.	Net sales	166,629,444	171,657,564	(-)5,028,120	(-)2.93%

b Trading purpose : None